UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Genesis Energy, L.P.

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

371927

(CUSIP Number)

Steven K. Davison

President

Davison Petroleum Products, L.L.C.

2000 Farmerville Highway

Ruston, Louisiana 71270

(318) 255-3850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 24, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 371927

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Davison Petroleum Products, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Louisiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 9,225,368
8 SHARED VOTING POWER None
9 SOLE DISPOSITIVE POWER 9,225,368
10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,225,368
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 371927

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Davison Transport, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Louisiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,565,690
8 SHARED VOTING POWER None
9 SOLE DISPOSITIVE POWER 1,565,690
10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,565,690
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 371927

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Transport Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 393,345
8 SHARED VOTING POWER None
9 SOLE DISPOSITIVE POWER 393,345
10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 393,345
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 371927

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Davison Terminal Service, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not applicable. (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Louisiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,010,835
8 SHARED VOTING POWER None
9 SOLE DISPOSITIVE POWER 1,010,835
10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,010,835
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable.	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 371927

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Sunshine Oil and Storage, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not applicable. (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Louisiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 423,581
8 SHARED VOTING POWER None
9 SOLE DISPOSITIVE POWER 423,581
10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 423,581
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable.	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 371927

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James E. Davison, Sr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not applicable. (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,434,416
8 SHARED VOTING POWER None
9 SOLE DISPOSITIVE POWER 1,434,416
10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,434,416
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable.	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON IN

The Schedule 13D (the “Original Schedule 13D”) filed on August 3, 2007 by Davison Petroleum Products, L.L.C., a Louisiana limited liability company, Davison Transport, Inc., a Louisiana corporation, Transport Company, an Arkansas corporation, Davison Terminal Service, Inc., a Louisiana corporation, Sunshine Oil and Storage, Inc., a Louisiana corporation and James E. Davison, Sr., an individual (collectively, the “Reporting Parties,” and each a “Reporting Party”) is hereby amended as set forth below by this Amendment No. 1 to Schedule 13D (this “Amendment No. 1”).

Item 1.	Security and Issuer

This Amendment No. 1 relates to common units representing limited partner interests (“Common Units”) in Genesis Energy, L.P., a Delaware limited partnership (“Genesis”). The principal executive offices of Genesis are located at 500 Dallas, Suite 2500, Houston, Texas 77002.

Item 2.	Identity and Background

See Item 2 of the Original Schedule 13D, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

As of the date of this Amendment No. 1, the Reporting Parties beneficially own 12,618,819 Common Units, or approximately 33.0% of the total outstanding Common Units. All of these Common Units were acquired on July 25, 2007 pursuant to the terms of the Purchase Agreement (as defined in the Original Schedule 13D). See Item 3 of the Original Schedule 13D, which is incorporated herein by reference. .

Item 4.	Purpose of Transaction

The purpose of the acquisition of Common Units is to hold such securities as an investment. Except as described under subsection (d) of Item 4 to the Original Schedule 13D, none of the Reporting Parties has any present intent to acquire additional securities, change the business or function of the issuer, take any other action to alter the management, operation, structure, capitalization, or effect any other material change on the issuer.

(a) - (j) Not applicable.

Item 5.	Interest in Securities of the Issuer

(a)

On December 24, 2007, Davison Transport, Inc. transferred an aggregate total of 802,890 Common Units to 22 employees and other consultants as consideration for past services rendered to Davison Transport, Inc., and Davison Petroleum Products, L.L.C. transferred an aggregate total of 37,500 Common Units to two unaffiliated third parties as partial consideration for the purchase of their member interest in Fuel Masters, LLC. The collective transfers by Davison Transport, Inc. and Davison Petroleum Products, L.L.C. of 840,390 Common Units to these 24 unaffiliated third parties is referred to herein as the “Transfer”. As of the date of this statement and after giving effect to the Transfer, the Reporting Parties hold an aggregate of 12,618,819 Common Units of Genesis with 9,225,368, 1,565,690, 393,345, 1,010,835 and 423,581 Common Units allocated to each of Davison Petroleum Products, L.L.C., Davison Transport, Inc., Transport Company, Davison Terminal Service, Inc. and Sunshine Oil and Storage, Inc., respectively. Furthermore, each of Davison Petroleum Products, L.L.C., Davison Transport, Inc., Transport Company, Davison Terminal Service, Inc. and Sunshine Oil and Storage, Inc. is an independent business entity and is deemed to have voting and dispositive power solely over those Common Units allocated to it, individually, as consideration for the assets contributed to the transaction contemplated by the Purchase Agreement in the amounts enumerated above. Each of Davison Petroleum Products, L.L.C., Davison Transport, Inc., Transport Company, Davison Terminal Service, Inc. and Sunshine Oil and Storage, Inc., disclaims beneficial ownership of the Common Units allocated to any other Reporting Party. Each of James E. Davison, Jr., Steven K. Davison and Todd A. Davison own 33 1/3% of each of Davison Petroleum Products, L.L.C., Davison Transport, Inc. and Transport Company, but is deemed to have no individual voting or dispositive power over the securities owned by any of these entities due to the requirement for a majority vote to take any action with respect to the Common Units held by each entity. James E. Davison, Sr. owns 100% of Davison Terminal Service, Inc. and Sunshine Oil and Storage, Inc., and has voting and dispositive control over the Common Units held by these entities. This Schedule 13D is filed pursuant to that certain Joint Filing Agreement, filed as Exhibit 1 to the Original Schedule 13D and incorporated herein by reference.

The aggregate number of Common Units held by the Reporting Parties represents approximately 33.0% of the issuer’s Common Units outstanding based on an estimated 38,253,264 Common Units outstanding as of December 24, 2007. Individually, Davison Petroleum Products, L.L.C., Davison Transport, Inc., Transport Company, Davison Terminal Service, Inc. and Sunshine Oil and Storage, Inc., beneficially own approximately 24.1%, 4.1%, 1.0%, 2.6% and 1.1%, respectively, of the outstanding Common Units of the issuer.

(b)	Davison Petroleum Products, L.L.C., Davison Transport, Inc., Transport Company, Davison Terminal Service, Inc. and Sunshine Oil and Storage, Inc., may be deemed to have sole voting and dispositive power over 9,225,368, 1,565,690, 393,345, 1,010,835 and 423,581 Common Units, respectively. James E. Davison, Sr. may be deemed to have sole voting and dispositive power over 1,434,416 Common Units due to his sole ownership of Davison Terminal Service, Inc. and Sunshine Oil and Storage, Inc. To the Reporting Entities’ knowledge, none of issuer’s Common Units are beneficially owned by any of the persons identified in Schedule A to this Schedule 13D, other than James E. Davison, Sr.

(c)	Except for the Transfer, to the Reporting Parties’ knowledge, no transactions in the issuer’s Common Units have been effected during the past sixty (60) days by any person named pursuant to Item 2.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

James E. Davison, Jr., Steven K. Davison and Todd A. Davison are brothers and each owns 33 1/3% of each of Davison Petroleum Products, L.L.C., Davison Transport, Inc. and Transport Company. No action may be taken with regard to the Common Units held by any of these entities without a majority vote.

James E. Davison, Sr. owns 100% of Davison Terminal Service, Inc. and Sunshine Oil and Storage, Inc. James E. Davison, Sr. is the father of James E. Davison, Jr., Steven K. Davison and Todd A. Davison. The Common Units owned by the Reporting Parties represent approximately 33.0% of the outstanding Common Units of the issuer.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2008

DAVISON PETROLEUM PRODUCTS, L.L.C.

By:	/s/ Steven K. Davison
Name:	Steven K. Davison
Title:	Manager

DAVISON TRANSPORT, INC.

By:	/s/ James E. Davison, Jr.
Name:	James E. Davison, Jr.
Title:	President

TRANSPORT COMPANY

By:	/s/ Steven K. Davison
Name:	Steven K. Davison
Title:	President

DAVISON TERMINAL SERVICE, INC.

By:	/s/ James E. Davison, Jr.
Name:	James E. Davison, Jr.
Title:	President

SUNSHINE OIL AND STORAGE, INC.

By:	/s/ James E. Davison, Sr.
Name:	James E. Davison, Sr.
Title:	President

JAMES E. DAVISON, SR.

/s/ James E. Davison, Sr.